Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES
INCREASE TO SECOND QUARTER DISTRIBUTION

Hamilton, Bermuda — August 1, 2008 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P., has declared a cash distribution of $0.55 per unit for the quarter ended June 30, 2008, an increase of $0.02, or 4 percent, from the previous quarter. The cash distribution is payable on August 14, 2008 to all unitholders of record on August 7, 2008.
As a result of the acquisition of interests in four RasGas 3 LNG carriers in mid-2008, the management of Teekay GP LLC intends to recommend to its board of directors a further increase to the Partnership’s quarterly distribution. If approved, the increase will be applied to the third quarter’s distribution to be paid in November 2008.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Two of the fifteen LNG carriers are newbuildings scheduled for delivery between late-2008 and early-2009. Five of the six LPG carriers are newbuildings scheduled for delivery in 2009 and 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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